Exhibit 99.1

AuRico Reports 2014 Reserve & Resource Update

Reserves Increase by 207,000 Ounces at Young-Davidson Underground
Company-Wide Reserves and M&I Resources Increase by 15% to 10.4 Million Gold Ounces

TORONTO, Feb. 19, 2015 /CNW/ - AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), ("AuRico" or the "Company") today reported its updated Reserves and Resources, as at December 31, 2014. (Detailed Mineral Reserve and Resource tables can be found at the end of this press release).

Mineral Reserves and Resources

Reserve Highlights

As at December 31, 2014, the Company is reporting:

•	Reserves at the Young-Davidson underground mine increased by 207,000 ounces, or 6%, over 2013, as the Company was successful in replacing production and increasing reserves.
•	Reserves decreased by 37% at the El Chanate mine, due to both mining depletion and a reduction in overall slope angles, while reserve grades increased by 5%. The reduction in planned slope angles came after a thorough external geotechnical review of geotechnical drilling, mapping and slope performance.

Gold Reserves by asset are summarized in the table below:

Proven and Probable Mineral Reserves[1]
	Gold ounces (000's)			Gold grade (g/t)
31-Dec-14	2014	2013	Change (%)	2014	2013	Change (%)
Young-Davidson Underground	3,763	3,556	6%	2.74	2.81	(3%)
Young-Davidson Surface	61	140	(57%)	0.76	1.10	(31%)
Total Young-Davidson	3,823	3,696	3%	2.63	2.66	(1%)
Total El Chanate	646	1,023	(37%)	0.74	0.70	5%
Kemess Underground	1,805	1,805	0%	0.56	0.56	0%
AuRico Total	6,274	6,524	(4%)	1.13	1.07	6%
1. Detailed Mineral Reserve and Mineral Resource tables follow at the end of this press release.

In addition to gold reserves, the Company is also reporting copper reserves of:

•	619 million pounds at the Kemess Underground Project at a reserve grade of 0.28%, using a copper price of $3.00 per pound.

"We remain encouraged with the quality of the underground reserve base reported from our cornerstone Young-Davidson mine, which has increased over the prior year with a consistent grade profile. This robust ore body is comprised of low cost, long life, high margin ounces and this asset is positioned for a long and profitable mine life." stated Scott Perry, President and Chief Executive Officer. He continued, "Company-wide, we are also reporting a significant increase in our resource base in Canada as a result of our successful drilling program at Kemess East, as well as through our strategic joint venture on the promising Lynn Lake Project."

Resource Highlights

As at December 31, 2014 the Company is also reporting the following Mineral Resources, which are in addition to reserves:

•	Measured and Indicated gold resources of 4.1 million gold ounces at a grade of 0.84 g/t, an increase of 1.6 million ounces, or 64%, primarily related to additional resources from the Kemess East and Lynn Lake Projects; and
•	Inferred gold resources of 2.4 million gold ouncesat a grade of 0.52 g/t, an increase of 1.9 million ounces, or 409%, primarily related to additional inferred resources from the Kemess East and Lynn Lake Projects.

Gold mineral resources as at December 31, 2014 by asset are summarized in the table below:

Gold Resources (in thousands of gold ounces)[1]
	Measured & Indicated		Inferred
December 31, 2014	2014	2013	2014	2013
Young-Davidson Underground	1,430	1,484	320	323
Young-Davidson Surface	69	32	1	1
Young-Davidson Total	1,499	1,516	321	324
El Chanate Total	69	49	2	14
Kemess Underground	854	854	125	125
Kemess East	939	-	1,424	-
Kemess Property Total	1,793	854	1,549	125
Lynn Lake Total (25%)	657	-	522	-
Orion Total (50%)	65	65	10	10
AuRico Total	4,083	2,484	2,404	472

The Company is also reporting by-product mineral resources:

•	Indicated by-product resources including:
•	346 million pounds of copper from the Kemess Underground Project at a grade of 0.24%; and
•	504 million pounds of copper from the Kemess East Project at a grade of 0.41%.
•	Inferred by-product resources including:
•	46 million pounds of copper from the Kemess Underground Project at a grade of 0.21%; and
•	871 million pounds of copper from the Kemess East Project at a grade of 0.34%.

Chris Bostwick, Senior Vice President, Technical Services for AuRico Gold Inc. has reviewed the scientific and technical information contained within this press release and serves as the Qualified Person as defined by National Instrument 43-101.

Reserves and Resources (as of December 31, 2014)

Mineral Reserve Estimates - Gold
			Tonnes	Grade	Ounces
		Category	(000's)	(g/t)	(000's)
Young-Davidson	Surface	Proven	2,501	0.76	61
		Probable	-	-	-
		P&P	2,501	0.76	61
	Underground	Proven	12,499	2.83	1,137
		Probable	30,274	2.70	2,626
		P&P	42,773	2.74	3,763
	Total Young-Davidson	P&P	45,273	2.63	3,823
El Chanate		Proven	18,255	0.80	472
		Probable	8,958	0.60	174
	Total El Chanate	P&P	27,213	0.74	646
Kemess Underground		Proven	-	-	-
		Probable	100,373	0.56	1,805
	Total Kemess	P&P	100,373	0.56	1,805
AuRico Total		P&P	172,860	1.13	6,274

Mineral Resource Estimates - Gold
		Category	Tonnes	Grade	Ounces
			(000's)	(g/t)	(000's)
Young-Davidson	Surface	Measured	496	1.13	18
		Indicated	1,242	1.28	51
		M&I	1,739	1.24	69
	Underground	Measured	7,855	3.28	829
		Indicated	6,090	3.07	601
		M&I	13,946	3.19	1,430
	Total Young-Davidson	M&I	15,684	2.97	1,499
	Surface	Inferred	31	0.99	1
	Underground	Inferred	3,608	2.76	320
	Total Young-Davidson	Inferred	3,639	2.75	321
El Chanate		Measured	923	0.58	17
		Indicated	1,842	0.87	52
	Total El Chanate	M&I	2,764	0.77	69
		Inferred	184	0.38	2
Kemess Underground		Measured	-	-	-
		Indicated	65,432	0.41	854
	Total Kemess Underground	M&I	65,432	0.41	854
		Inferred	9,969	0.39	125
Kemess East		Measured	-	-	-
		Indicated	55,864	0.52	939
	Total Kemess East	M&I	55,864	0.52	939
		Inferred	117,152	0.38	1,424
Lynn Lake (25%)	MacLellan	Measured	3,753	1.99	240
		Indicated	4,344	1.75	244
		M&I	8,096	1.86	484
		Inferred	475	2.01	31
	Farley Lake	Measured	-	-	-
		Indicated	1,479	3.21	153
		M&I	1,479	3.21	153
		Inferred	1,091	2.87	101
	Burnt Timber	Measured	-	-	-
		Indicated	255	1.40	11
		M&I	255	1.40	11
		Inferred	5,860	1.04	195
	Linkwood	Measured	-	-	-
		Indicated	246	1.16	9
		M&I	246	1.16	9
		Inferred	5,251	1.16	196
	Total Lynn Lake	M&I	10,076	2.03	657
		Inferred	12,676	1.28	522
Orion (50%)		Measured	-	-	-
		Indicated	554	3.66	65
	Total Orion	M&I	554	3.65	65
		Inferred	91	3.33	10
AuRico Total		M&I	150,373	0.84	4,083
		Inferred	143,711	0.52	2,404

Mineral Reserve and Resource Estimates - Copper and Silver
			Grade		Contained Metal
		Tonnes	Cu	Ag	Cu	Ag
	Category	(000's)	(%)	(g/t)	(000's) lbs	(000's) oz
Kemess Underground	Probable Reserves	100,373	0.28	2.0	619,151	6,608
	Indicated Resources	65,432	0.24	1.8	346,546	3,811
	Inferred Resources	9,969	0.21	1.6	46,101	503
Kemess East	Indicated Resources	55,864	0.41	2.0	503,663	3,601
	Inferred Resources	117,152	0.34	1.8	871,407	6,739
Orion (50%)	Indicated Resources	554	-	309	-	5,503
	Inferred Resources	91	-	95	-	275

Notes to Mineral Reserve and Resource tables:

•	Mineral Reserves and Resources have been stated as at December 31, 2014.
•	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•	El Chanate and Young-Davidson assumed a gold price of $1,250 per ounce for reserves and $1,450 per ounce for resources.
•	Kemess Underground assumed a gold price of $1,300 per ounce, a silver price of $23.00 per ounce, and a copper price of $3.00 per pound for reserves. Kemess Underground assumed a $13.00 NSR cutoff for resources. Kemess East assumed a $15.00 NSR cutoff for resources.
•	Lynn Lake assumed a gold price of $1,555 per ounce for resources.
•	Orion assumed a gold price of $850 per ounce and a silver price of $13.00 per ounce for resources.
•	Mineral Reserves assume the following cutoff grades and process recoveries:
•	Young-Davidson - Surface: 0.50 gpt cutoff, 91% mill recovery
•	Young-Davidson - Underground: 1.90 gpt cutoff, 91% mill recovery
•	El Chanate: 0.15 gpt cutoff, 30%-65% leach recovery
•	Kemess Underground: $15 NSR cutoff, mill recovery of 72% for gold and 91% for copper
•	Mineral Resources and Mineral Reserves have been classified in accordance with Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") "CIM Definition Standards - For Mineral Resources and Mineral Reserves" adopted by the CIM Council in accordance with the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), as is required by Canadian securities regulatory authorities. In addition, while the terms "Measured", "Indicated and "Inferred" Mineral Resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that "Inferred" Mineral Resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of AuRico's Mineral Resources constitute or will be converted into Reserves.
•	Orion Mineral Resources are reflected on a 50% basis. Following the completion of a joint venture agreement, Minera Frisco, S.A.B. de C.V. has a 50% interest in the Orion project.
•	Lynn Lake Mineral Resources are reflected on a 25% basis. AuRico acquired a 25% interest in the Lynn Lake properties in November 2014.
•	Mineral Reserve and Resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.
•	The Company's normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources and data underlying the information, opinion and outlook contained herein. Independent data verification has not been performed.
•	Mineral Resources were prepared under the supervision and review of Jeffrey Volk, CPG, FAusIMM, the Director of Reserves and Resources, for AuRico Gold Inc. Mineral Reserves were prepared under the supervision and review of Chris Bostwick, FAusIMM, the Senior Vice President Technical Services, for AuRico Gold Inc. Both Messrs Volk and Bostwick are "Qualified Persons" as defined by National Instrument 43-101.

About AuRico Gold
AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential.  The Company is focused on its core operations including the cornerstone Young-Davidson gold mine in northern Ontario, and the El Chanate mine in Sonora State, Mexico. AuRico's project pipeline also includes the advanced development Kemess Property in northern British Columbia and the Lynn Lake Gold Camp in northern Manitoba. The Company also has other exploration opportunities in Canada and Mexico. AuRico's head office is located in Toronto, Ontario, Canada.

Cautionary Statement
This press release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws.  All statements, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company's expansion plans, project timelines, production plans, projected cash flows or capital expenditures, cost estimates, projected exploration results, reserve and resource estimates and other statements that express management's expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, including: uncertainty of production and cost estimates; fluctuations in the price of gold and foreign exchange rates; the uncertainty of replacing depleted reserves; the risk that mining operations do not meet expectations; the risk that projects will not be developed accordingly to budgets or timelines, changes in laws in Canada, Mexico and other jurisdictions in which the Company may carry on business; risks of obtaining necessary licenses, permits or approvals for operations or projects; disputes over title to properties; the speculative nature of mineral exploration and development; risks related to aboriginal title claims; compliance risks with respect to current and future environmental regulations; disruptions affecting operations; opportunities that may be pursued by the Company; employee relations; availability and costs of mining inputs and labor; the ability to secure capital to execute business plans; volatility of the Company's share price; continuation of the dividend and dividend reinvestment plan; the effect of future financings; litigation; risk of loss due to sabotage and civil disturbances; the values of assets and liabilities based on projected future cash flows; risks arising from derivative instruments or the absence of hedging; adequacy of internal control over financial reporting; changes in credit rating; and the impact of inflation. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained herein. Such statements are based on a number of assumptions which may prove to be incorrect, including assumptions about: business and economic conditions; commodity prices and the price of key inputs such as labour, fuel and electricity; credit market conditions and conditions in financial markets generally; revenue and cash flow estimates, production levels, development schedules and the associated costs; ability to procure equipment and supplies and on a timely basis; the timing of the receipt of permits and other approvals for projects and operations; the ability to attract and retain skilled employees and contractors for the operations; the accuracy of reserve and resource estimates; the impact of changes in currency exchange rates on costs and results; interest rates; taxation; and ongoing relations with employees and business partners. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources
This press release uses the terms "measured," "indicated" and "inferred" resources.  We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  "Inferred" resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

SOURCE AuRico Gold Inc.

%CIK: 0001078217

For further information:

please visit the AuRico Gold website at www.auricogold.com or contact:

Scott Perry
President and Chief Executive Officer
AuRico Gold Inc.
1-647-260-8880

Anne Day
Vice President, Investor Relations and Communications
AuRico Gold Inc.
1-647-260-8880

CO: AuRico Gold Inc.

CNW 16:32e 19-FEB-15